Exhibit 99.5

CERTIFICATE

Reference is made to the Annual General and Special Meeting of holders of common shares in the capital of Electra Battery Materials Corporation (the "Corporation") scheduled to be held on October 24, 2023 (the "Meeting").

I, Trent Mell, Chief Executive Officer of the Corporation, hereby certify in my capacity as an officer of the Corporation, for and on behalf of the Corporation, and not in my personal capacity, that:

1.
the Corporation is relying upon Section 2.20 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) with respect to abridging the time for the filing of the Notice of Meeting and Record Date under section 2.2(1) and 2.5(1) of NI 54-101;

2.	arrangements have been made to have proxy-related materials in connection with the Meeting sent in compliance with the applicable timing requirements of subsections 2.9 and 2.12 of NI 54-101; and

3.	the Corporation has arranged to carry out, in connection with the Meeting, all of the requirements of NI 54-101 in addition to those described in item 2 above.

The term "proxy-related materials" as used in this Certificate shall have the meaning ascribed thereto in NI 54-101.

DATED this 21st  day of September, 2023

ELECTRA BATTERY MATERIALS CORPORATION

Per: /s/ “Trent Mell”
Trent Mell
Chief Executive Officer